UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13641

Gold Merger Sub, LLC

(Exact name of registrant as specified in its charter)

845 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

(610) 401-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Gold Merger Sub, LLC (as successor by merger to Pinnacle Entertainment, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2016	Gold Merger Sub, LLC

	By:	/s/ Brandon J. Moore
		Name:	Brandon J. Moore
		Title:	Vice President and Secretary